FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 25, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Convening of an investor/press conference concerning financial or business information”, dated October 25, 2012.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Third Quarter 2012 Results”, dated October 25, 2012.

3.	Taiwan Stock Exchange filing entitled, “New appointment of the representative of juristic-person director”, dated October 25, 2012.

4.	Taiwan Stock Exchange filing entitled, “To announce the resignation of the Vice Chairman of the Company”, dated October 25, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 25, 2012	By:	/s/ Andy Yang
Name: Andy Yang
Title: Chief Financial Officer

AU Optronics Corp.

October 25, 2012

English Language Summary

Subject:	Convening of an investor/press conference concerning financial or business information
Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/10/25

Content:

1.Date of occurrence of the event:2012/10/25

2.Company name: AU Optronics Corp.

3.Relationship to the Company (please enter ”head office” or ”affiliate company”):

head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today held its investors conference and announced its unaudited earnings results for the third quarter of 2012(1).

Consolidated revenue in the third quarter of 2012 was NT$102,781 million (US$3,509 million) (2), up 8% from the previous quarter. Gross profit was -NT$1,862 million (-US$64 million), with the gross margin of -1.8%. Operating loss was NT$9,147 million (US$312 million), with the operating margin of -8.9%. AUO’s net loss for the third quarter of 2012 was NT$16,479 million (US$563 million). Net loss attributable to equity holders of the parent company was NT$16,275 million (US$556 million), or a basic EPS of -NT$1.84 (-US$0.63 per ADR).

3Q2012 Result Highlights

AUO’s unaudited consolidated results for the third quarter of 2012 were highlighted as below:

•	Revenue was NT$102,781 million, up 8% quarter-over-quarter

•	Net loss was NT$16,479 million

•	Basic EPS was -NT$1.84

•	Gross margin was -1.8%

•	Operating margin was -8.9%

•	EBITDA (3) margin was 9.3%

In the third quarter of 2012, shipments for AUO's large-sized panel shipments reached around 33.2 million units, up by 4.6% quarter-over-quarter. Shipments for small and medium-sized panels were around 42.2 million units, up 11.1% quarter-over-quarter.

Looking back to the third quarter, thanks to a gradual improvement in panel supply and demand, the average selling price of TV panels sequentially recovered. The Company’s capacity utilization rates also steadily increased, while its days of inventory decreased substantially. Nevertheless, the improvement of the Company’s profitability was slower than expected due to a couple of reasons:

•

With an eye on the long-term competitiveness, the Company continues to cultivate new technologies and currently has achieved initial success in development cooperation with its customers on a couple of new products. However, in the third quarter, the Company’s new technology platforms and new products, especially for small and medium-sized products, were still in production ramp up period. Therefore, the contribution from these new products to the Company’s profitability was softer than expectation.

•

Our solar business is still facing an industry downturn. Going forward, the Company will proactively adjust its operation scale and cut operating costs as well as expenses, aiming to effectively reduce the operating losses in the solar business.

Looking forward, as the TV panel market is expected to recover gradually, the Company will continue to focus on technology upgrading and manufacturing process enhancement. It will also continue to strengthen the customer and product portfolios of small and medium-sized panels, hoping to promptly improve its production efficiency and operational performance.

(1)	All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”).
(2)	Amounts converted by an exchange rate of NTD29.29:USD1 based on Federal Reserve Bank of New York, USA as of September 30, 2012.
(3)	EBITDA=Operating Income +D&A, that is, operating income before depreciation and amortization.
6.Countermeasures:	N/A
7.Any	other matters that need to be specified:N/A

AU Optronics Corp. Third Quarter 2012 Results Investor Conference Oct 25, 2012 AUO Proprietary & Confidential Safe Harbor Notice TThe statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations. Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of China (“ROC GAAP”). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America (“US GAAP”). Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise. Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics’ forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics’ Annual Report on Form 20-F with respect to the year ended December, 2011 filed with the United States Securities and Exchange Commission. 2 AUO Proprietary & Confidential

Consolidated Income Statement Amount : NT$ Million Except Per Share Data 3Q'12 2Q'12 QoQ % 3Q'11 Net Sales 102,781 100.0% 95,189 100.0% 8.0% 98,927 100.0% Cost of Goods Sold (104,642) (101.8%) (98,375) (103.3%) 6.4% (108,070) (109.2%) Gross Loss (1,862) (1.8%) (3,186) (3.3%) (41.6%) (9,142) (9.2%) Operating Expenses (7,285) (7.1%) (7,284) (7.7%) 0.0% (7,676) (7.8%) Operating Loss (9,147) (8.9%) (10,470) (11.0%) (12.6%) (16,818) (17.0%) Net Non-operating Expenses (7,173) (7.0%) (1,372) (1.4%) 422.8% (853) (0.9%) Loss before Tax (16,319) (15.9%) (11,842) (12.4%) 37.8% (17,671) (17.9%) Net Loss (16,479) (16.0%) (12,461) (13.1%) 32.2% (15,796) (16.0%) Attributable to: Equity holders of the parent company (16,275) (15.8%) (12,274) (12.9%) 32.6% (15,810) (16.0%) Minority interest (204) (0.2%) (187) (0.2%) 9.2% 14 0.0% Net Loss (16,479) (16.0%) (12,461) (13.1%) 32.2% (15,796) (16.0%) Basic EPS (NT$)( a) (1.84) (1.39) 32.6% (1.79) Operating Income + D&A 9,607 9.3% 8,921 9.4% 7.7% 5,523 5.6% Display Segment Information: Net Sales 99,831 100.0% 91,643 100.0% 8.9% Operating Loss (6,304) (6.3%) (8,364) (9.1%) (24.6%) Operating Income + D&A 11,227 11.2% 9,889 10.8% 13.5% Unit Shipments (mn)( b ) Large Size Panels 33.2 31.7 4.6% 29.7 Small & Medium Size Panels 42.2 38.0 11.1% 52.0 – Unaudited, prepared by AUO on a consolidated basis (a) Basic EPS was calculated based on the total weighted average outstanding shares of each quarter (8,827m shares in 3Q’12, in 2Q’12 and in 3Q’11) by retroactively adjusting to stock dividend and stock bonus (b) Large size refers to panels that are 10 inches and above 3 AUO Proprietary & Confidential Consolidated Balance Sheet Highlights Amount : NT$ Million 3Q'12 2Q'12 QoQ % 3Q'11 Cash & ST Investment 77,598 85,463 (9.2%) 83,421 Inventory 47,295 50,847 (7.0%) 51,521 Short Term Debt( a) 54,390 55,182 (1.4%) 43,842 Long Term Debt 184,869 197,983 (6.6%) 175,090 Equity 176,170 196,102 (10.2%) 239,582 Total Assets 571,524 596,573 (4.2%) 622,202 Inventory Turnover (Days)( b ) 43 49 44 Net Debt to Equity 91.8% 85.5% 56.6% – Unaudited, prepared by AUO on a consolidated basis (a) Short term debt refers to all interest bearing debt maturing within one year (b) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

Consolidated Cash Flow Highlights Amount : NT$ Million 3Q'12 2Q'12 QoQ From Operating Activities 15,914 8,334 7,580 Net Loss (16,479) (12,461) (4,018) Depreciation & Amortization 18,753 19,392 (638) Net Change in Working Capital 13,796 (332) 14,128 From Investing Activities (9,952) (11,343) 1,392 Capital Expenditure (9,953) (11,334) 1,380 From Financing Activities (13,644) 2,098 (15,741) Net Change in Debt (13,551) 527 (14,078) Net Change in Cash( a) (7,865) (1,104) (6,761) – Unaudited, prepared by AUO on a consolidated basis (a) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries 5 AUO Proprietary & Confidential Consolidated Revenues by Application 100% 17% 17% 15% 14% 19% 80% 20% 19% 19% 17% 19% 60% 15% 14% 16% 17% 18% 40% 44% 42% 42% 46% 40% 20% 6% 6% 6% 6% 6% 0% 3Q11 4Q11 1Q12 2Q12 3Q12 Others TV Monitor Notebook/Tablet CP – Unaudited, prepared by AUO on a consolidated basis – CP: Consumer products 6 AUO Proprietary & Confidential

Consolidated Shipments & ASP by Area Shipments in square meter ASP per square meter (K m2) (US$) 1,000 4,000 800 $713 $672 $649 $643 $616 3,000 5,285 600 4,720 4,512 4,156 2,000 3,961 400 1,000 200 0 0 3Q11 4Q11 1Q12 2Q12 3Q12 3Q11 4Q11 1Q12 2Q12 3Q12 – Unaudited, prepared by AUO on a consolidated basis – ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of each respective quarter 7 AUO Proprietary & Confidential Consolidated Small & Medium Panel Shipments by Area & Revenues Shipments in square meter Revenues (K m2) (NT$mn) 160.0 $16,000 $14,275 13,739 $14,000 11,570 120.0 $12,000 10,950 10,310 $10,000 168.0 80.0 148.7 159.2 $8,000 130.6 123.4 $6,000 40.0 $4,000 $2,000 0.0 $0 3Q11 4Q11 1Q12 2Q12 3Q12 3Q11 4Q11 1Q12 2Q12 3Q12 – Unaudited, prepared by AUO on a consolidated basis – Small & Medium size refers to panels that are under 10 inches 8 AUO Proprietary & Confidential

Quarterly Capacity by Area K m2 7,000 6,000 5,000 G8.5 G7.5 4,000 G6 G5 G4 & G4.5 3,000 G3.5 2,000 1,000 0 Q3'11 Q4'11 Q1'12 Q2'12 Q3'12 Q4'12(F) 9 AUO Proprietary & Confidential www.auo.com ir@auo.com

AU OPTRONICS CORP.

CONSOLIDATED BALANCE SHEET

September 30, 2012 and 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	September 30, 2012			September 30, 2011		YoY
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and Cash Equivalents	2,649	77,598	13.6	83,421	13.4	(5,822)	(7.0)
Notes & Accounts Receivables	1,783	52,215	9.1	64,444	10.4	(12,229)	(19.0)
Other Current Financial Assets	29	839	0.1	1,242	0.2	(404)	(32.5)
Inventories	1,615	47,295	8.3	51,521	8.3	(4,225)	(8.2)
Other Current Assets	440	12,879	2.3	14,033	2.3	(1,153)	(8.2)

Total Current Assets	6,515	190,827	33.4	214,660	34.5	(23,834)	(11.1)

Long-term Investments	571	16,710	2.9	18,813	3.0	(2,102)	(11.2)

Fixed Assets	32,024	937,991	164.1	916,392	147.3	21,599	2.4
Less: Accumulated Depreciation	(20,771)	(608,392)	(106.5)	(556,807)	(89.5)	(51,585)	9.3

Net Fixed Assets	11,253	329,599	57.7	359,585	57.8	(29,986)	(8.3)

Other Assets	1,174	34,388	6.0	29,145	4.7	5,243	18.0

Total Assets	19,513	571,524	100.0	622,202	100.0	(50,679)	(8.1)

LIABILITIES
Short-term Borrowings	246	7,191	1.3	2,783	0.4	4,408	158.4
Accounts Payable	2,945	86,269	15.1	94,439	15.2	(8,170)	(8.7)
Current Installments of Long-term Borrowings	1,611	47,199	8.3	41,059	6.6	6,140	15.0
Current Financial Liabilities	4	126	0.0	95	0.0	31	33.2
Accrued Expense & Other Current Liabilities	1,295	37,923	6.6	39,119	6.3	(1,196)	(3.1)
Machinery and Equipment Payable	516	15,101	2.6	16,031	2.6	(930)	(5.8)

Total Current Liabilities	6,617	193,808	33.9	193,526	31.1	282	0.1

Long-term Borrowings	5,572	163,218	28.6	153,362	24.6	9,857	6.4
Bonds Payable	739	21,651	3.8	21,729	3.5	(78)	(0.4)
Non Current Financial Liabilities	6	188	0.0	441	0.1	(253)	(57.4)
Other Long-term Liabilities	563	16,489	2.9	13,564	2.2	2,926	21.6

Total Long-term Liabilities	6,881	201,546	35.3	189,095	30.4	12,451	6.6

Total Liabilities	13,498	395,354	69.2	382,620	61.5	12,733	3.3

SHAREHOLDERS’ EQUITY
Common Stock	3,014	88,270	15.4	88,270	14.2	0	0.0
Capital Surplus	3,922	114,870	20.1	116,551	18.7	(1,681)	(1.4)
Retained Earnings	(1,439)	(42,152)	(7.4)	18,203	2.9	(60,355)	—
Cumulative Translation Adjustments	33	956	0.2	2,165	0.3	(1,208)	(55.8)
Unrealized Loss on Financial Products	(4)	(121)	0.0	(51)	0.0	(69)	135.3
Net loss not recognized as pension cost	(0)	(2)	0.0	(1)	0.0	(1)	46.9
Minority Interest	490	14,348	2.5	14,445	2.3	(97)	(0.7)

Total Shareholders’ Equity	6,015	176,170	30.8	239,582	38.5	(63,412)	(26.5)

Total Liabilities & Shareholders’ Equity	19,513	571,524	100.0	622,202	100.0	(50,679)	(8.1)

Note: (1) Unaudited, prepared by AUO based on ROC GAAP

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.29 per USD as of September 30, 2012

AU OPTRONICS CORP.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended September 30, 2012 and 2011 and June 30, 2012

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	3Q 2012		% of	3Q 2011	YoY	3Q 2012		% of	2Q 2012	QoQ
	USD	NTD	Sales	NTD	Chg%	USD	NTD	Sales	NTD	Chg%
Net Sales	3,509	102,781	100.0	98,927	3.9	3,509	102,781	100.0	95,189	8.0
Cost of Goods Sold	3,573	104,642	101.8	108,070	(3.2)	3,573	104,642	101.8	98,375	6.4

Gross Loss	(64)	(1,862)	(1.8)	(9,142)	(79.6)	(64)	(1,862)	(1.8)	(3,186)	(41.6)

Operating Expenses	249	7,285	7.1	7,676	(5.1)	249	7,285	7.1	7,284	0.0

Operating Loss	(312)	(9,147)	(8.9)	(16,818)	(45.6)	(312)	(9,147)	(8.9)	(10,470)	(12.6)

Net Non-Operating Expense	(245)	(7,173)	(7.0)	(853)	740.4	(245)	(7,173)	(7.0)	(1,372)	422.8

Loss before Income Tax	(557)	(16,319)	(15.9)	(17,671)	(7.7)	(557)	(16,319)	(15.9)	(11,842)	37.8

Income Tax Benefit (Expense)	(5)	(160)	(0.2)	1,875	—	(5)	(160)	(0.2)	(619)	(74.2)

Net Loss	(563)	(16,479)	(16.0)	(15,796)	4.3	(563)	(16,479)	(16.0)	(12,461)	32.2

Attributable to:
Equity Holders of The Parent Company	(556)	(16,275)	(15.8)	(15,810)	2.9	(556)	(16,275)	(15.8)	(12,274)	32.6
Minority Interest	(7)	(204)	(0.2)	14	—	(7)	(204)	(0.2)	(187)	9.2

Net Loss	(563)	(16,479)	(16.0)	(15,796)	4.3	(563)	(16,479)	(16.0)	(12,461)	32.2

Basic Earnings Per Share	(0.06)	(1.84)		(1.79)		(0.06)	(1.84)		(1.39)

Basic Earnings Per ADR(3)	(0.63)	(18.44)		(17.91)		(0.63)	(18.44)		(13.90)

Weighted-Average Shares Outstanding (‘M)		8,827		8,827			8,827		8,827

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.29 per USD as of September 30, 2012

(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

For the Period Ended September 30, 2012 and 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	Nine Months 2012		Nine Months 2011
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Loss	(1,459)	(42,735)	(40,461)
Depreciation & Amortization	1,988	58,243	67,143
Investment Gain under Equity Method	(9)	(259)	(269)
Changes in Working Capital	(106)	(3,104)	(17,442)
Changes in Others	6	164	(1,901)

Net Cash Provided by Operating Activities	420	12,308	7,071

Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	12	342	20
Acquisition of Property, Plant and Equipment	(1,217)	(35,654)	(44,061)
Proceeds from Disposal of Property, Plant and Equipment	1	44	46
Increase in Long-term Investments	(8)	(240)	(2,513)
Proceeds from Disposal of Long-term Investments	1	17	3,840
Increase in Restricted Cash in Banks	(13)	(388)	(18)
Increase in Deferred Assets and Intangible Assets	(14)	(407)	(2,689)
Decrease(Increase) in Other Assets	3	74	(219)

Net Cash Used in Investing Activities	(1,236)	(36,212)	(45,595)

Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	(23)	(660)	1,600
Increase(Decrease) in Guarantee Deposits	(1)	(31)	892
Increase in Long-term Borrowings and Bonds Payable	317	9,294	33,482
Cash Dividends	0	0	(3,531)
Change in Minority Interest	70	2,053	480

Net Cash Provided by Financing Activities	364	10,656	32,923
Change in Consolidated Entity	2	68	0
Effect of Exchange Rate Changes on Cash	(2)	(57)	(477)

Net Decrease in Cash and Cash Equivalents	(452)	(13,238)	(6,078)
Cash and Cash Equivalents at Beginning of Period	3,101	90,837	89,498

Cash and Cash Equivalents at End of Period	2,649	77,598	83,421

Note:  (1) Unaudited, prepared by AUO based on ROC GAAP

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.29 per USD as of September 30, 2012

AU OPTRONICS CORP.

UNCONSOLIDATED BALANCE SHEET

September 30, 2012 and 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	September 30, 2012			September 30, 2011		YoY
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and Cash Equivalents	1,544	45,236	9.6	47,379	8.9	(2,142)	(4.5)
Notes & Accounts Receivables	1,791	52,459	11.1	59,009	11.1	(6,550)	(11.1)
Other Current Financial Assets	22	647	0.1	1,117	0.2	(471)	(42.1)
Inventories	1,243	36,406	7.7	38,654	7.3	(2,248)	(5.8)
Other Current Assets	303	8,862	1.9	11,720	2.2	(2,858)	(24.4)

Total Current Assets	4,903	143,610	30.5	157,879	29.8	(14,269)	(9.0)

Long-term Investments	2,408	70,516	15.0	74,315	14.0	(3,799)	(5.1)

Fixed Assets	24,615	720,969	153.1	726,399	137.2	(5,430)	(0.7)
Less: Accumulated Depreciation	(16,878)	(494,360)	(105.0)	(454,505)	(85.8)	(39,854)	8.8

Net Fixed Assets	7,737	226,609	48.1	271,894	51.3	(45,285)	(16.7)

Other Assets	1,035	30,304	6.4	25,492	4.8	4,812	18.9

Total Assets	16,082	471,039	100.0	529,580	100.0	(58,540)	(11.1)

LIABILITIES
Short-term Borrowings	149	4,350	0.9	0	0.0	4,350	—
Accounts Payable	2,796	81,901	17.4	90,919	17.2	(9,018)	(9.9)
Current Installments of Long-term Borrowings	1,447	42,371	9.0	36,278	6.9	6,092	16.8
Current Financial Liabilities	4	117	0.0	45	0.0	72	160.3
Accrued Expense & Other Current Liabilities	914	26,785	5.7	26,871	5.1	(85)	(0.3)
Machinery and Equipment Payable	316	9,270	2.0	13,108	2.5	(3,838)	(29.3)

Total Current Liabilities	5,626	164,794	35.0	167,221	31.6	(2,427)	(1.5)

Long-term Borrowings	3,857	112,980	24.0	112,350	21.2	629	0.6
Bonds Payable	739	21,651	4.6	21,729	4.1	(78)	(0.4)
Non Current Financial Liabilities	3	85	0.0	232	0.0	(147)	(63.5)
Other Long-term Liabilities	331	9,709	2.1	2,911	0.5	6,798	233.6

Total Long-term Liabilities	4,931	144,424	30.7	137,222	25.9	7,202	5.2

Total Liabilities	10,557	309,218	65.6	304,443	57.5	4,775	1.6

SHAREHOLDERS’ EQUITY
Common Stock	3,014	88,270	18.7	88,270	16.7	0	0.0
Capital Surplus	3,922	114,870	24.4	116,551	22.0	(1,681)	(1.4)
Retained Earnings	(1,439)	(42,152)	(8.9)	18,203	3.4	(60,355)	—
Cumulative Translation Adjustments	33	956	0.2	2,165	0.4	(1,208)	(55.8)
Unrealized Loss on Financial Products	(4)	(121)	0.0	(51)	0.0	(69)	135.3
Net loss not recognized as pension cost	(0)	(2)	0.0	(1)	0.0	(1)	46.9

Total Shareholders’ Equity	5,525	161,822	34.4	225,137	42.5	(63,315)	(28.1)

Total Liabilities & Shareholders’ Equity	16,082	471,039	100.0	529,580	100.0	(58,540)	(11.1)

Note:  (1) Unaudited, prepared by AUO based on ROC GAAP

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.29 per USD as of September 30, 2012

AU OPTRONICS CORP.

UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended September 30, 2012 and 2011 and June 30, 2012

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	3Q 2012		% of	3Q 2011	YoY	3Q 2012		% of	2Q 2012	QoQ
	USD	NTD	Sales	NTD	Chg%	USD	NTD	Sales	NTD	Chg%
Net Sales	3,363	98,501	100.0	93,606	5.2	3,363	98,501	100.0	91,754	7.4
Cost of Goods Sold	3,409	99,843	101.4	103,538	(3.6)	3,409	99,843	101.4	94,715	5.4

Gross Loss	(46)	(1,341)	(1.4)	(9,933)	(86.5)	(46)	(1,341)	(1.4)	(2,960)	(54.7)

Operating Expenses	197	5,761	5.8	5,967	(3.4)	197	5,761	5.8	5,730	0.5

Operating Loss	(242)	(7,103)	(7.2)	(15,899)	(55.3)	(242)	(7,103)	(7.2)	(8,690)	(18.3)

Net Non-Operating Expenses	(313)	(9,172)	(9.3)	(1,886)	386.3	(313)	(9,172)	(9.3)	(3,583)	156.0

Loss before Income Tax	(556)	(16,275)	(16.5)	(17,785)	(8.5)	(556)	(16,275)	(16.5)	(12,274)	32.6

Income Tax Benefit (Expense)	0	0	0.0	1,975	(100.0)	0	0	0.0	(0)	(100.0)

Net Loss	(556)	(16,275)	(16.5)	(15,810)	2.9	(556)	(16,275)	(16.5)	(12,274)	32.6

Basic Earnings Per Share	(0.06)	(1.84)		(1.79)		(0.06)	(1.84)		(1.39)

Basic Earnings Per ADR(3)	(0.63)	(18.44)		(17.91)		(0.63)	(18.44)		(13.90)

Weighted-Average Shares Outstanding (‘M)		8,827		8,827			8,827		8,827

Note:(1) Unaudited, prepared by AUO based on ROC GAAP

(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.29 per USD as of September 30, 2012
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.

UNCONSOLIDATED STATEMENT OF CASH FLOW

For the Period Ended September 30, 2012 and 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	Nine Months 2012		Nine Months 2011
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Loss	(1,439)	(42,152)	(40,588)
Depreciation & Amortization	1,560	45,697	56,225
Investment Loss under Equity Method	169	4,945	3,092
Changes in Working Capital	3	99	(17,011)
Changes in Others	8	233	(614)

Net Cash Provided by Operating Activities	301	8,822	1,104

Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(517)	(15,133)	(25,177)
Proceeds from Disposal of Property, Plant and Equipment	5	160	237
Increase in Long-term Investments	(135)	(3,966)	(4,891)
Proceeds from Disposal of Long-term Investments	0	0	2,209
Decrease(Increase) in Restricted Cash in Banks	0	2	(1)
Increase in Deferred Assets and Intangible Assets	(8)	(225)	(2,196)
Decrease(Increase) in Other Assets	0	7	(139)

Net Cash Used in Investing Activities	(654)	(19,155)	(29,957)

Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	(2)	(50)	0
Increase(Decrease) in Guarantee Deposits	(0)	(0)	760
Increase in Long-term Borrowings and Bonds Payable	28	832	26,499
Cash Dividends	0	0	(3,531)

Net Cash Provided by Financing Activities	27	782	23,728

Effect of Exchange Rate Changes on Cash	(1)	(38)	43

Net Decrease in Cash and Cash Equivalents	(327)	(9,589)	(5,082)
Cash and Cash Equivalents at Beginning of Period	1,872	54,825	52,460

Cash and Cash Equivalents at End of Period	1,544	45,236	47,379

Note: (1) Unaudited, prepared by AUO based on ROC GAAP

(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.29 per USD as of September 30, 2012

AU Optronics Corp.

October 25, 2012

English Language Summary

Subject:	New appointment of the representative of juristic-person director
Regulation:	Published pursuant to Article 2-6 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/10/25

Content:

1.	Date of occurrence of the change:2012/10/25

2.	Name of juristic-person director/ supervisor:Qisda Corporation

3.	Name and resume of the replaced person:

Hui	Hsiung—Representative of Qisda Corporation

4.	Name and resume of the replacement:

Cheng	Yih Lin—Representative of Qisda Corporation

5.	Reason for the change:

New	appointment of juristic-person director

6.	Original term (from to ):2010/06/18~2013/06/17

7.	Effective date of the new appointment:2012/10/25

8.	Any other matters that need to be specified:None.

AU Optronics Corp.

October 25, 2012

English Language Summary

Subject:	To announce the resignation of the Vice Chairman of the Company
Regulation:	Published pursuant to Article 2-6 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/10/25

Content:

1.	Date of occurrence of the change:2012/10/25

2.	Name and resume of the replaced person:

Hsuan	Bin (H.B.) Chen; Vice Chairman of the Company

3.	Name and resume of the replacement:None.

4.	Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment” ):Resignation.

5.	Reason for the change:

Hsuan	Bin (H.B.) Chen has resigned from the Board.

6.	Number of shares held by the new director at the time of appointment:N/A

7.	Original term (from to ):2010/06/18~2013/06/17

8.	Effective date of the new appointment:N/A

9.	Rate of turnover of directors of the same term:1/11

10.	Any other matters that need to be specified:None.